Watch Party LLC
Balance Sheets
(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash	$ -	$ -
Total current assets	-	-
Total assets	$ -	$ -
LIABILITIES AND MEMBERS' DEFICIT		
Loan from officer	$ 1,107	$ 728
Total current liabilities	1,107	728
Commitments and contingencies	-	-
Common units; 450,000 membership interest units authorized, 400,000 membership interest units issued and outstanding	-	
Accumulated deficit	(1,107)	(728)
Total members' deficit	(1,107)	(728)
Total liabilities and members' deficit	$ -	$ -